Issuer Free Writing Prospectus

February 8, 2006

Filed pursuant to Rule 433

Registration Statement Nos. 333-130072

333-131686

9,465,000 Shares

Morton’s Restaurant Group, Inc.

Common Stock

Issuer: Morton’s Restaurant Group, Inc.

NYSE Symbol: MRT

Price to public: $17.00 per share

Shares offered: 9,465,000 shares, of which 6,000,000 shares are being offered by Morton’s and 3,465,000 shares are being offered by the selling stockholders

Over-allotment option: up to 1,419,750 additional shares, all being offered by Morton’s

Total offering price: approximately $160.9 million (or approximately $185.0 million if the underwriters’ over-allotment option is exercised in full)

Underwriting discounts and commissions: $1.19 per share

Net proceeds, before expenses: $15.81 per share

Total net proceeds, after estimated expenses, to Morton’s: approximately $91.9 million (or approximately $114.3 million if the over-allotment option is exercised in full)

Total net proceeds, before expenses, to the selling stockholders: approximately $54.8 million

Use of proceeds. Morton’s intends to use the net proceeds it receives from the offering, plus approximately $63.0 million (or approximately $40.6 million if the underwriters’ over-allotment option is exercised in full) of borrowings under its proposed new $115.0 million senior revolving credit facility and approximately $18.9 million of available cash, as follows:

•	a total of approximately $163.4 million to repay all of Morton’s 7.5% senior secured notes and the 14.0% senior secured notes of Morton’s Holding Company, Inc., or MHCI, including total prepayment premiums of approximately $20.9 million, and

•	a total of approximately $10.4 million for the other purposes described in the preliminary prospectus under “Use of Proceeds.”

Change in Offering Size. The number of shares being offered has increased by 465,000 shares from the number reflected in the preliminary prospectus dated January 23, 2006. All of these additional 465,000 shares are being sold by Mr. Allen J. Bernstein, the former President and Chief Executive Officer of Morton’s. In addition, the number of shares that may be issued by Morton’s if the underwriters’ over-allotment option is exercised in full has increased by 69,750 shares compared to the preliminary prospectus.

Unaudited Pro Forma Financial Data. The preliminary prospectus included unaudited pro forma financial data that was calculated using an assumed offering price of $15.00 per share, the assumption that Morton’s would pay a total of approximately $158.4 million to repay the 7.5% and 14.0% notes and other assumptions. Morton’s has recalculated some of that unaudited pro forma financial data based on the actual public offering price, the assumption that, as of October 2, 2005, Morton’s would have paid approximately $164.6 million to repay those notes and certain other changes in its assumptions, and those recalculated amounts are as follows (this data is unaudited and assumes no exercise of the underwriters’ overallotment option, and dollars are in thousands except per share data):

	Pro Forma Fiscal Year 2004	Pro Forma Nine Month Period Ended October 2, 2005
Net income	$5,331	$5,735
Net income per share:
Basic	$0.33	$0.36
Diluted	$0.33	$0.35

Pro Forma As of Oct. 2, 2005
Cash and cash equivalents, restricted cash and marketable securities	$3,638
Total assets	$253,071
New senior revolving credit facility	$72,000
Stockholders’ equity	$106,361

The unaudited pro forma financial data is subject to a number of uncertainties and assumptions and it is based on the financial statements of MHCI. You should read “Prospectus Summary—Summary Consolidated Historical and Unaudited Pro Forma Financial Data” in the preliminary prospectus for other important information about how this pro forma data was computed.

Settlement date: February 14, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-532-2916.

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